UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-0405

                                                                   March 3, 2005


Via facsimile and U.S. mail

Mr. Russell L. Smith
Chief Executive Officer
O'Hara Resources, Ltd.
4333 Admiralty Way, Suite 100P
Marina del Ray, CA 90291



Re:  O'Hara Resources, Ltd.
Form 10-KSB, Filed January 27, 2005
Form 10-QSB, Filed January 28, 2005
File No. 000- 16602

Dear Mr. Smith:

We have reviewed the above filings and have the following comments. Our review has been limited to the areas commented on below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these aspects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

H. Roger Schwall
Assistant Director
Securities Exchange Commission
Washington, DC 20549-0405

Dear Mr. Schwall

Thank you for the comment letter of March 3rd.

The Company has endeavored to comply in its reporting obligations and we recognize our shortcomings. The Sarbane Oxley requirement has not made it any simpler. We understand that small business companies have an extension of one year to implement Sarbane Oxley! The Company will file an amended 10K and 10Q as requested for the period with the corrections and additions which you have brought to our attention.

Those corrections and additions are in the form of answers following each titled question.

Sincerely

Russell Smith
President and CEO


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


GENERAL

1. Please update the address of your principal executive offices and telephone number on the EDGAR Filer website, located at https:/www.edgarfiling.sec.gov.

     RESPONSE. OUR CORPORATE ADDRESS IS : 4333 ADMIRALTY WAY SUITE #100P, MARINA DEL REY, CA 90292 PHONE 310.821.2244 FAX 419.831.2241

     MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 4

2. We note that although we previously advised you of your reporting obligations under Item 303(a) of Regulations S-B, you continue to refrain from providing the required disclosures. As you know, given your financial condition this guidance requires you include disclosure in your filing describing your plan of operation for the next twelve months. Your Disclosures should address the following information:

     a) A discussion of how long you can satisfy your cash requirements and whether you have to raise additional funds in the next twelve months.

         RESPONSE. THE COMPANY PLANS TO RAISE FUNDS FROM THE SALE OF ASSETS ACQUIRED IN RECENT ACQUISITION OF VISION ENERGY GROUP AND WHEN APPROPRIATE FROM PROJECT LOAN FUNDS. THESE DISCUSSIONS WILL BE ADDED TO THE REVISIONS OF THE 10-KSB AND 10-QSB.

     b) A summary of any research and development that you will perform during the next twelve months.

         RESPONSE. FINALIZING THE DESIGN OF THE COMPANY'S LETDOWN ENERGY RECOVERY SYSTEM (LER), ORGANIC RANKIN CYCLE (ORC) HEAT RECOVERY SYSTEM AND THE LANDFILL GAS TO LIQUID NATURAL GAS (LNG) SYSTEM.

     c) A discussion of any expected purchases or sales of fixed assets to occur within the next twelve months.

         RESPONSE. THE SALE OF ASSETS ACQUIRED IN RECENT ACQUISITION OF VISION ENERGY GROUP.

     d) A discussion of any expected significant changes in the number of employees to occur within the next twelve months.

         RESPONSE. EXECUTIVE MANAGEMENT WILL CONTINUE ITS RESPONSIBILITIES AND ALL OTHER PERSONNEL WILL BE OUTSOURCED.

     Further, since you currently have no operations or employees, it is unclear how you are able to support, presenting your company as a going concern. We are unable to locate any disclosure explaining how you plan to overcome your financial difficulties, as would ordinarily be required under Financial Reporting Codification Section 607.02. As such, it appears that you should also revise your filing to include the disclosures required under this guidance, If you have no such plans, tell us how you believe your presentation would need to change to report on a liquidation basis.

     RESPONSE; SEE "2D" ABOVE.

Independent Auditor's Report

3. It appears that your independent accountants merged sometime in February 2004. As a result, you are, required to file an Item 4.01 Form 8-K. Please file the appropriate Form 8-K to announce the change in your independent accountants as appropriate.

     RESPONSE; THE COMPANY WAS UNAWARE OF THIS REQUIREMENT AS THE NAME AND ADDRESS OF THE COMPANY AUDITORS HAS NOT CHANGED AND THEY HAVE BEEN THE COMPANY AUDITOR FOR MANY YEARS. THE AUDITORS HAVE PROVIDED A FORM 8K WITH THE REQUIRED INFORMATION AND THE COMPANY WILL FILE IT PROMPTLY. THANKYOU FOR MAKING THE COMPANY AWARE OF THIS REQUIREMENT.

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

FINANCIAL STATEMENTS

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

4. We note that summations of the amounts under the headings for "Shares," "Capital Stock Amount," Deficit Accumulated Additional Paid-in Stage," and "During the Development Total " do not equal the totals indicated. Your columnar headings also appear to require correction. Please review these items and make the proper revisions to this statement. Also address the following points.

     RESPONSE. OUR ACCOUNTANT HAS BEEN REQUESTED TO PROVIDE THE REQUIRED INFORMATION AND IT WILL BE INCLUDED IN THE REQUIRED AMENDMENT.

     a) We note your statement on page 4, concerning your decision to rescind the purchase of GlobalLink Technologies Ltd., that "All stock tendered by the Company pursuant to the aforementioned Stock Purchase Agreement has since then been voluntarily returned to them Company." Tell us how you have reflected the shares applicable to the Stock Purchase Agreement you entered into in November 2003, and the subsequent cancellation of the acquisition in early 2004.

         RESPONSE. ALL THE SHARES WERE RETURNED TO THE TREASURY AND THE AND ARE REFLECTED IN THE STATEMENT OF THE OUTSTANDING SHARES AS RECORDED IN THE TRANSFER AGENTS RECORDS. THESE HAPPENED IN THE SAME FISCAL YEAR AND THEREFORE THE NET EFFECXT IS $-0-.

     b) Explain how you have reflected the 300,000 shares issued in the agreement to acquire Mountain States Petroleum Corporation (MSP) and the subsequent write-off of the option to acquire MSP entered into in November 2002, valued at $1,650,000.

         RESPONSE. THE SHARES ISSUED TO MOUNTAIN STATES PETROLEUM (MSP) WERE RETAINED BY MSP WHEN THE OPTION TIME RAN OUT AFTER SEVERAL EXTENSIONS. THE COMPANY COULD NOT REACH AGREEMENTS TO FUND THE ACQUISITION. THIS DISCUSSION WILL BE UPDATED IN THE AMENDMENT.

ITEM 8A. CONTROLS AND PROCEDURES

5. Please amend your filing to include the information regarding disclosure controls and procedures and internal control over financial reporting required by Items 307 and 308 of Regulation S-B.

     RESPONSE. THE COMPANY HAS INQUIRED OF ITS AUDITORS FOR THE CORRECT PROCEDURES. THESE RECOMMENDED PROCEDURES WILL BE FOLLOWED AT ALL TIMES.

EXHIBIT 31.1

6. We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 refers throughout to your quarterly report instead of your annual report and the wording does not precisely match the language set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certification, and amend your exhibit as appropriate. In the event you are unable to provide the certification, disclose the reasons, steps you are taking to remedy the situation, and the date you expect to be able to comply with your reporting obligations.

     RESPONSE. THE COMPANY WILL CORRECT THE WORDING OF THE SARBANE-OXLEY STATEMENTS AND WILL FOLLOW THE CORRECT WORDING IN ALL FILINGS.

                  10-QSB FOR THE PERIOD ENDED OCTOBER 31, 2004

GENERAL

6.   Revise your Form 10Q for any applicable comments noted under your Form
     10-K.

     RESPONSE. THE COMPANY IS FILING A REVISED 10Q WITH LANGUAGE REFLECTING THE CHANGES!

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CLOSING COMMENTS

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendments that days your responses to our comments and provides any requested supplemental informal. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments

         RESPONSE. THE COMPANY WILL FILE AMENDED 10K AND 10Q FOR THE PERIOD. THESE WILL BE DONE BEFORE THE END OF MARCH 2005.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they we responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

         the company is responsible for the adequacy and accuracy of the disclosure in the filings;

         staff comment, or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Goeken at (202) 824-5287 or Karl Hiller at (202) 942-1981 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

                                                     Sincerely,

                                                     JILL S. DAVIES, for
                                                     H. Roger Schwall
                                                     Assistant Director